UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

DUNE ENERGY, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

265338707

(CUSIP Number)

David B. Charnin, Esq. Strategic Value Partners, LLC 100 West Putnam Avenue Greenwich, CT 06830 (203) 618-3500

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 10, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.    ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Schedule 13D/A

CUSIP No. 265338707	Page 2 of 6

1	NAMES OF REPORTING PERSONS Strategic Value Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,749,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,749,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,749,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

(1)	The calculation of the foregoing percentage is based on 39,391,195 shares of Common Stock outstanding on August 1, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2012.

Schedule 13D/A

CUSIP No. 265338707	Page 3 of 6

1	NAMES OF REPORTING PERSONS SVP Special Situations LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 1,953,787
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 1,953,787
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,953,787
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 5.0% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO, IA

(1)	The calculation of the foregoing percentage is based on 39,391,195 shares of Common Stock outstanding on August 1, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2012.

Schedule 13D/A

CUSIP No. 265338707	Page 4 of 6

1	NAMES OF REPORTING PERSONS Victor Khosla
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS (SEE INSTRUCTIONS) OO
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 9,749,232
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 9,749,232
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,749,232
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.7% (1)
14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

(1)	The calculation of the foregoing percentage is based on 39,391,195 shares of Common Stock outstanding on August 1, 2012, as reported in the Issuer’s Form 10-Q filed with the SEC on August 1, 2012.

Schedule 13D/A

ITEM 1. Security and Issuer.

Item 1 of the Original 13D (as defined below) is hereby amended and restated in its entirety as follows:

This Amendment No. 1 to the statement on Schedule 13D (this “Amendment No. 1”) amends and supplements the statement on Schedule 13D filed on December 22, 2011 (the “Original 13D”) with the United States Securities and Exchange Commission (the “SEC”), as amended by this Amendment No. 1 (the “Schedule 13D”), and relates to the common stock, par value $0.001 per share (“Common Stock”), of Dune Energy, Inc., a Delaware corporation (the “Issuer”). The address of the Issuer’s principal executive offices is: Two Shell Plaza, 777 Walker Street, Suite 2300, Houston, Texas 77002.

Except as specifically provided herein, this Amendment No. 1 does not modify any of the information previously reported in the Original 13D. Capitalized terms used but not otherwise defined in this Amendment No. 1 shall have the meanings ascribed to them in the Original 13D.

ITEM 2. Identity and Background.

Item 2(a) of the Original 13D is hereby amended to add the following:

On September 10, 2012, Stephen P. Kovacs, a director of the Issuer, commenced employment with Strategic Value Partners, LLC as a Managing Director.

Schedule 13D/A

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Strategic Value Partners, LLC		SVP Special Situations LLC

By:	Victor Khosla,	By:	Strategic Value Partners, LLC
Chief Investment Officer
By: Victor Khosla,
Chief Investment Officer

By:	/s/ Victor Khosla	By:	/s/ Victor Khosla
	Name: Victor Khosla		Name: Victor Khosla

Victor Khosla

By:	/s/ Victor Khosla
Name: Victor Khosla

September 10, 2012

ATTENTION:

Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).